Steven B. Stokdyk	633 West Fifth Street, Suite 4000
Direct Dial: 213-891-7421	Los Angeles, California 90071-2007
steven.stokdyk@lw.com	Tel: (213) 485-1234 Fax: (213) 891-8763
www.lw.com

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File No. 039821-0000

VIA EDGAR AND FACSIMILE

Vanessa Robertson

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:                               Tenet Healthcare Corporation

                                                Item 4.02 Form 8-K Filed March 2, 2006

                                                File No. 001-07293

Dear Ms. Robertson:

I am writing on behalf of Tenet Healthcare Corporation (the “Company”) to respond to the comment set forth below that was contained in the letter dated March 3, 2006 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) to the Company concerning the above-referenced Form 8-K.

Item 4.02(a)

1.                                                                                       Please expand your disclosure in the third paragraph of Item 4.02(a) to clarify the date of the conclusion that it was necessary to further restate the financial statements for the calendar year ended December 31, 2004 and periods back to and including the fiscal year ended May 31, 1999.  In addition, please clarify who determined that it was necessary to further restate the financial statements.  Finally, please clarify the nature of the prior period reserves that have caused the additional adjustments.

                                                                                                RESPONSE:  The Company is filing today an amendment to the Form 8-K to make the requested changes and is also providing disclosure related to these matters in Note 2 to its financial statements in the Form 10-K for the year ended December 31, 2005 being filed at the same time.

U.S. Securities and Exchange Commission

March 9, 2006

*   *   *   *   *   *   *

As requested by the Staff, the Company confirms the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                We are filing this letter via EDGAR and faxing a copy of it to you.  If you have any questions or comments regarding our response to the Comment Letter, please do not hesitate to contact me at (213) 891-7421.

Very truly yours,

                                                                /s/ Steven B. Stokdyk

Steven B. Stokdyk

of LATHAM & WATKINS LLP

cc:           Peter Urbanowicz